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                                    'CORRESP'

                                                         July 17, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:   Jay Ingram
             Anne Nguyen
             Barbara C. Jacobs

Re:          Onstream Media Corporation (the "Company")
             Registration Statement on Form S-3
             File number 333-134900


Ladies and Gentlemen:

         The Company is in receipt of the Staff's letter of comment to Mr. Randy Selman dated July 5, 2006. Please be advised of the following:

Form S-3
--------

1. The Company has revised pages 2 through 5 (now pages 2 through 4) of the Prospectus Summary to eliminate some of the previously included detail information and defined terms, in order to more closely comply with Rule 421(d).

Selling Security Holders, page 13 (now page 12)
-----------------------------------------------

2. The Company has deleted the duplicative (and as a result, confusing) sentence at the end of the first paragraph noted by the Staff.

3. In accordance with the Staff's comment, the Company has revised this filing to eliminate all common shares previously identified as "issuable in the future for services rendered or to be rendered".

4. The Company has reviewed the particular disclosures identified by the Staff on page 13 (now pages 12 and 13). These disclosures state that payment with common shares (in lieu of cash) of interest on its 8% convertible notes is at the Company's option. Furthermore, the Company has already notified these holders in writing, as required by the documents, of its election to pay such interest in shares. Accordingly, the Company has concluded that the holders of the debt instruments lack control over whether the future interest payments will be made in stock or cash. and thus it believes that these holders are irrevocably bound to receive the common stock being issued in lieu of cash for interest and that they are not entitled to make additional investment decisions with respect to these interest payments. The Staff may note the Company's disclosure that shares issued by them for interest must be registered (the first payment may be in unregistered shares if those shares are eventually registered). Although the ongoing lack of registration of such shares could require payment of interest in cash, the Company does not believe that this would arise from any decision that could be made by the holders of the debt instruments. Therefore, the Company has concluded that the offer and sale of these interest shares was complete at the time it filed the resale registration statement and therefore inclusion of these shares in this Form S-3 is appropriate.

Finally, the Company confirms its understanding of the Staff's position that it may not rely on Rule 416 to register the shares underlying any interest accrued.

5. This registration statement, as originally filed, and as currently amended, does not cover the resale of common shares that would be issuable in connection with unexercised "additional investment rights". The disclosure identified by the Staff in the footnotes 27, 29, 30, 49 and 55 (we do not believe footnote 50 contained such disclosure) has been revised.

6. The Company has considered Interp. I.60 of Telephone Interp. Manual (July
1997) and Interp.4S of Reg S-K. The new registration statement provides the requested disclosure in all cases that the control person also exercises sole voting and dispositive powers with respect to the shares owned and offered. Please refer to selling shareholder table footnotes 3-5, 7-9, 11, 13-17, 20, 25-26, 28-29, 32, 35, 38, 40, 43, 44, 46, 47, 50, 53, 56, 57-58, 65, 68, and 72
(formerly 73). Although footnote 18 is worded slightly differently based on information obtained from the selling shareholder, the Company believes that it is in compliance with the required disclosure as well.

7. The registered broker-dealers are summarized on page 39 of this filing (just below the selling shareholder table footnotes), We respectfully direct the Staff's attention to the specific footnotes related to these entities (numbered 5, 6, 9, 15, 40 and 57), which indicate that the securities being offered by these entities were received in connection with the 2006 Financing Transactions and/or financial advisory services. The Company has concluded that both of these constitute investment banking or similar services and that an underwriter designation is not necessary with respect to these selling shareholders. With respect to the Staff's request related to agreements or understandings to distribute these securities, we respectfully direct the Staff's attention to page 40 of this filing (next to last paragraph) where the Company discloses that it is not aware of such arrangements. As part of this amendment, the disclosure has been revised to include language addressing the purchase of such securities in the ordinary course of business.

Plan of Distribution, page 40
-----------------------------

8. The Company has reviewed the particular disclosures identified by the Staff on page 40 as well as CF Tel. Interp A.65. In response to the Staff's comment, the Company has sent a letter to each selling shareholder at their last known address informing them of CF Tel. Interp A.65 and summarizing its contents.

Part II - Information Not Required in Prospectus
------------------------------------------------

Exhibits
--------

Legality Opinion
----------------

9. The legal opinion has been revised to address the legality of the securities under the laws of the state in which Onstream is incorporated.

As suggested by Staff, we have attached a marked copy of the amendment to expedite its review process. We will contact Staff within the next two days in order to discuss the timing of our written request for acceleration of the effective date of the registration statement.

We appreciate the Staff's assistance and guidance in this matter.



                                                  Sincerely,

                                                  /s/ Joel D. Mayersohn
                                                  Joel D. Mayersohn

cc:   Mr. Randy S. Selman
      Mr. Robert E. Tomlinson







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